

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

January 2, 2014

Via E-Mail
Mr. Morgan F. Johnston
Senior Vice President, General Counsel, and Secretary
GreenHunter Resources, Inc.
1048 Texan Trail
Grapevine, TX 76051

> **Re:** **GreenHunter Resources, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 13, 2013**
> **File No. 333-192851**

Dear Mr. Johnston:

We have limited our review of your registration statement to those issues that we have addressed in our comments. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Calculation of Registration Fee

1. You indicate that you are registering common stock issuable upon the conversion of the Series C preferred stock that was privately placed on September 19, 2013. Since the privately placed Series C preferred could be resold to the public before it is converted to common stock, please also clarify, here and on your prospectus cover page, that you are registering your issuance of the common stock to the public upon conversion of the Series C preferred, or tell us whether you believe an exemption from registration would apply.

2. Please specify the number of shares of common stock you are registering that are issuable upon the conversion of the Series C preferred stock, in the fee table and on the outside front cover page of the prospectus, the selling stockholders table, and elsewhere in the registration statement. If you are currently unable to determine the number of shares, please make a good-faith estimate of the maximum number of shares that you would issue on conversion to determine the number of shares to register for resale. If the number of registered shares is less than the actual number issued, you must file a new registration statement to register the additional shares, assuming the selling shareholders desire to sell those additional shares. Please see our Securities Act C&DI Question 139.10 for more information.

Description of Capital Stock, page 61

3. We note that the description of your capital stock is qualified by reference to the provisions of the General Corporation Law of the state of Delaware. You may not qualify information in the prospectus by reference to information outside the prospectus unless incorporation by reference or a summary of a document filed as an exhibit is required by the form. See Rule 411(a) of Regulation C under the Securities Act. Please revise.

Selling Stockholders, page 72

4. Revise the table to indicate by footnote or otherwise the shares of common stock underlying the common stock purchase warrants which are being offered for sale by the selling stockholders.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information that the Securities Act and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Securities Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at 202-551-3728 or me at (202) 551-3765.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director

cc: Via E-Mail
        David E. Morrison, Esq.
        Brandon T. Byrne, Esq.
        Fulbright & Jaworski LLP
        (A Member of Norton Rose Fulbright)
        2200 Ross Avenue, Suite 2800
        Dallas, TX 75201